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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2003

TRI-LATERAL VENTURE CORPORATION
(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7
Executive Offices

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or
Form 40-F.                         Form 20-F X            Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):                             ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):                             ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities
Exchange Act of 1934.                  Yes ___        No X

Documents Included as Part of this Report

Exhibit No.	Document
99.a	Interim Financial Statements, Nine Months Ended 9/30/2003

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Tri-Lateral Venture Corporation -- SEC File No. 0-50112
(Registrant)

Date: November 24 2003	By Gregory C. Burnett Gregory C. Burnett, President/CEO and Director

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